Computershare

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

510 Burrard Street

Vancouver, British Columbia

Canada V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Genco Resources Ltd.

We confirm that the following material was sent by pre-paid mail on May 10th, 2006 to the registered shareholders and non-objecting beneficial owners (“NOBO’s”) of Common shares of the subject Corporation:

 A

Notice of Adjournment & Reconvening of Annual General Meeting of   Shareholders

 B

2005 Annual Report including Chairman’s Letter to Shareholders / Management’s

Discussion and Analysis / 2005 Consolidated Financial Statements / Notes to 2005 Consolidated Financial Statements

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.  In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Bernie Krause”

Mailing Specialist

Stock Transfer, Client Services

Telephone: 604.661.9400 (ext 4096)

Fax: 604.661.9401